UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: August 31

Date of reporting period: August 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

VALUE EQUITY FUNDS

Annual Report August 31, 2003



Long-term capital appreciation

potential through portfolios

of quality businesses that

are believed to be undervalued.

Goldman Sachs Asset Management

Goldman Sachs Value Equity Funds

- **GOLDMAN SACHS LARGE CAP VALUE FUND**

- **GOLDMAN SACHS GROWTH AND INCOME FUND**

- **GOLDMAN SACHS MID CAP VALUE FUND**

- **GOLDMAN SACHS SMALL CAP VALUE FUND**

What Differentiates Goldman Sachs' Value Equity Investment Process?

Goldman Sachs' Value Equity Team believes that all successful investing should thoughtfully weigh two important attributes of a stock: price and prospects. Through independent fundamental research, the Team seeks to identify and invest in quality businesses that are selling at compelling valuations.

GOLDMAN SACHS' VALUE EQUITY INVESTMENT PROCESS

1

EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH



2

BUY BUSINESSES THAT REPRESENT COMPELLING VALUE



3

BUY COMPANIES WITH QUALITY CHARACTERISTICS

1 EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH

At the heart of our value investment philosophy is a belief in the rigorous analysis of business fundamentals. Our approach includes:

- Meetings with management teams and on-site company visits
- Industry-specific, proprietary financial and valuation models
- Assessment of management quality
- Analysis of each company's competitive position and industry dynamics
- Interviews with competitors, suppliers and customers

2 BUY BUSINESSES THAT REPRESENT COMPELLING VALUE

We seek to invest in companies:

- When market uncertainty exists
- When their economic value is not recognized by the market

3 BUY COMPANIES WITH QUALITY CHARACTERISTICS

We buy companies with quality characteristics. For us, this means companies that have:

- Sustainable operating earnings or cashflow, or competitive advantage
- Excellent stewardship of capital
- Capability to earn above their cost of capital
- Strong or improving balance sheets and cash flow

RESULT

Value portfolios that offer:

- Capital appreciation potential as each company's true value is recognized in the marketplace
- Investment style consistency

Large Cap Value Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Large Cap Value Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.77%, 6.92%, 7.03%, 8.27%, and 7.74%, respectively. These returns compare to the 11.63% cumulative total return of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested).

The Fund performed well in absolute terms during the reporting period but lagged its benchmark, the Russell 1000 Value Index. Our emphasis on quality will typically cause the Fund to underperform during periods when investors are willing to assume greater risk and pursue more speculative and lower quality stocks. This time period can be characterized as such an environment. Our relative underperformance was broad based across the majority of sectors, an indication that our relative underperformance was due to our quality emphasis being out of favor in the market rather than an issue with our stock selection. In other words, no individual holdings were responsible for the Fund's underperformance. Rather, most of the stocks in the portfolio participated in the upward trend of the market, but not as fully as those held in the benchmark.

Looking at the market from a sector standpoint, the Fund's Technology and Services stocks detracted from relative performance during the year. In particular, holdings in these sectors such as CDW Corp. and SBC Communications, Inc. did not perform as well as those in the benchmark. In addition, Freddie Mac and General Dynamics were a drag on performance. Freddie Mac declined after it announced a management shakeup surrounding its need to restate earnings. We reduced the Fund's position during the summer, but continue to believe in Freddie Mac's long-term potential. During the first part of 2003, General Dynamics experienced a price decline. While its defense businesses have performed well, a significant exposure to declining prices of business jets continues to hurt its Gulf Stream unit. Our concern that the business cycle may be quite deep and prolonged prompted us to eliminate the stock from the portfolio.

While it seems that the recent strength in stock prices has reflected investors' increased optimism rather than improving fundamentals, it is difficult to predict what the remainder of the year will bring. However, exuberant markets tend to be short-lived and we believe that low quality companies are likely to underperform over the long run. Therefore, we remain forward looking and long-term in our investment approach. We also continue to focus on first-hand fundamental research as we construct our portfolios from the bottom up. In summary, we maintain our emphasis on high quality businesses — in terms of competitive positioning, financial strength, and management experience — at prices we assess to be attractive. We believe companies with these attributes will perform well over time.

Portfolio Composition

We remain committed to finding and investing in those companies with good business models, high or improving return on invested capital, and quality management. Despite the recent exuberance in the market, we believe valuations are still unwarranted in some sectors and balance sheets are not as repaired as perceived. Furthermore, as we meet with managements, we are not seeing the same level of optimism about a recovery in their respective businesses. Overall demand remains weak, and overcapacity and poor pricing plagues many sectors. As such, we believe that we have positioned the portfolio accordingly given this environment.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period there were a number of holdings that contributed positively to absolute performance:

■ **Citigroup, Inc.** — Citigroup is the largest holding in the Fund. It was aided over the period by the strong capital markets and continues to benefit from its broadly diverse business mix, both by product and geographically.

■ **The Home Depot, Inc.** — Home Depot enjoyed improving sales growth during the reporting period. In addition, the company benefited from its successful implementation of internal changes that have allowed it to improve margins and profitability.

■ **Countrywide Financial Corp.** — While Countrywide Financial experienced some declines in servicing revenues, it rode the wave of mortgage refinancing and experienced record quarters in mortgage originations.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, September 15, 2003

Large Cap Value Fund

as of August 31, 2003

Assets Under Management

$345.7 Million

Number of Holdings

87

NASDAQ SYMBOLS

Class A Shares

GSLAX

Class B Shares

GSVBX

Class C Shares

GSVCX

Institutional Shares

GSLIX

Service Shares

GSVSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	7.77%	11.63%
Class B	6.92	11.63
Class C	7.03	11.63
Institutional	8.27	11.63
Service	7.74	11.63

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged Russell 1000 Value Index (with dividends reinvested) is a market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction of fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-5.89%	-6.08%	-2.13%	0.07%	-0.43%
Since Inception (12/15/99)	-1.86	-1.89	-1.07	0.08	-0.28

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Total Net Assets	Line of Business
Citigroup, Inc.	4.6%	Banks
Exxon Mobil Corp.	3.3	Energy Resources
Bank of America Corp.	3.0	Banks
ConocoPhillips	2.8	Energy Resources
Wells Fargo & Co.	2.5	Banks
The Home Depot, Inc.	2.4	Retail Apparel
The Procter & Gamble Co.	2.3	Home Products
Chevron Texaco Corp.	2.2	Energy Resources
Praxair, Inc.	2.0	Chemicals
RenaissanceRe Holdings Ltd.	1.9	Property Insurance

[4] The top 10 holdings may not be representative of the Fund's future investments.

Growth and Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Growth and Income Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 8.25%, 7.43%, 7.39%, 8.63%, and 8.14%, respectively. These returns compare to the 12.07% cumulative total return of the Fund's benchmark, the S&P 500 Index (with dividends reinvested).

While the Fund performed well in absolute terms, it lagged its benchmark, the S&P 500 Index. Our emphasis on quality will typically cause the Fund to underperform during periods when investors are willing to assume greater risk and pursue more speculative and lower quality stocks. This time period can be characterized as such an environment. Our relative underperformance was broad based across the majority of sectors, an indication that our relative performance was due to our quality emphasis being out of favor in the market rather than an issue with our stock selection. In other words, no individual holdings were responsible for the Fund's underperformance. Rather, most of the stocks in the portfolio participated in the upward trend of the market, but not as fully as those held in the benchmark.

Individual stocks that detracted from performance included Freddie Mac and General Dynamics. Freddie Mac declined after it announced a management shakeup surrounding its need to restate earnings. We reduced the Fund's position during the summer, but continue to believe in Freddie Mac's long-term potential. During the first part of the 2003, General Dynamics experienced a price decline. While its defense businesses have performed well, a significant exposure to declining prices of business jets continues to hurt its Gulf Stream unit. Our concern that the business cycle may be quite deep and prolonged prompted us to eliminate the stock from the portfolio.

Other detractors from performance included Altria Group and SBC Communications. During the reporting period we sold Altria due to the risks surrounding issues with its Kraft business line, deteriorating fundamentals in the cigarette business, and uncertainty surrounding some of its pending litigation cases. SBC Communications, Inc. declined due to uncertainty regarding an FCC ruling against deregulation. In addition, the company faces intense competitive pressures in both the DSL and long-distance markets.

While it seems that the recent strength in stock prices has reflected investors' increased optimism rather than improving fundamentals, it is difficult to predict what the remainder of the year will bring. However, exuberant markets tend to be short lived and we believe that low quality companies are likely to underperform over the long run. Therefore, we remain forward looking and long-term in our investment approach. We also continue to focus on first-hand fundamental research as we construct our portfolios from the bottom up. In summary, we maintain our emphasis on high quality businesses — in terms of competitive positioning, financial strength, and management experience — at prices we assess to be attractive. We believe companies with these attributes will perform well over time.

Portfolio Composition

We remain committed to finding and investing in those companies with good business models, high or improving return on invested capital, and quality management. Despite the recent exuberance in the market, we believe valuations are still unwarranted in some sectors and balance sheets are not as repaired as perceived. Furthermore, as we meet with managements, we are not seeing the same level of optimism about a recovery in their respective businesses. Overall demand remains weak, and overcapacity and poor pricing plagues many sectors. As such, we believe that we have positioned the portfolio accordingly given this environment.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

■ **Citigroup, Inc.** — Citigroup was a positive contributor to performance as the company continues to maintain its strong market-share position. It also benefited from its strong balance sheet and ability to perform well in a variety of market conditions.

■ **Avon Products, Inc.** — Avon enhanced results during the fiscal year. The company, with its strong global direct-selling franchise, has benefited from low capital expenditure requirements and steady free cash flow generation.

■ **Wyeth** — Wyeth was another top contributor to performance. The company has one of the strongest existing product offerings among its peers. In addition, Wyeth has been minimally exposed to patent expiration/generic drug issues that plague some of its competitors.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, September 15, 2003

Growth and Income Fund

as of August 31, 2003

Assets Under Management

$498.7 Million

Number of Holdings

93

NASDAQ SYMBOLS

Class A Shares

GSGRX

Class B Shares

GSGBX

Class C Shares

GSGCX

Institutional Shares

GSIIX

Service Shares

GSGSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	8.25%	12.07%
Class B	7.43	12.07
Class C	7.39	12.07
Institutional	8.63	12.07
Service	8.14	12.07

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-5.70%	-5.90%	-2.00%	-0.19%	-0.31%
Five Years	-6.42	-6.43	-6.07	-4.94	-5.43
Ten Years	6.27	N/A	N/A	N/A	6.81[4]
Since Inception	6.22	2.04	-4.30	2.97	6.74[4]
	(2/5/93)	(5/1/96)	(8/15/97)	(6/3/96)	(2/5/93)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to March 6, 1996 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Growth and Income Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Services Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[5]

Holding	% of Total Net Assets	Line of Business
Citigroup, Inc.	4.4%	Banks
Bank of America Corp.	3.4	Banks
ConocoPhillips	3.0	Energy Resources
Exxon Mobil Corp.	2.9	Energy Resources
U.S. Bancorp	2.1	Banks
ChevronTexaco Corp.	2.0	Energy Resources
Praxair, Inc.	1.9	Chemicals
Occidental Petroleum Corp.	1.9	Energy Resources
KeyCorp	1.7	Banks
The Procter & Gamble Co.	1.7	Home Products

[5] The top 10 holdings may not be representative of the Fund's future investments.

Mid Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Mid Cap Value Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.88%, 7.09%, 7.07%, 8.34%, and 7.83%, respectively. These returns compare to the 16.25% cumulative total return of the Fund's benchmark, the Russell Midcap Value Index (with dividends reinvested).

While the Fund performed well in absolute terms, it lagged its benchmark, the Russell Midcap Value Index. Our emphasis on quality will typically cause the Fund to underperform during periods when investors are willing to assume greater risk and pursue more speculative and lower quality stocks. This time period can be characterized as such an environment. Our relative underperformance was broad-based across the majority of sectors, an indication that our relative performance was due to our quality emphasis being out of favor in the market rather than an issue with our stock selection. In other words, no individual holdings were responsible for the Fund's underperformance. Rather, most of the stocks in the portfolio participated in the upward trend of the market, but not as fully as those held in the benchmark.

Looking at the market from a sector standpoint, the Fund's Consumer Cyclical holdings were a drag on relative returns. Specific stocks that detracted from performance included Stanley Works and Jones Apparel Group Inc. We reduced and subsequently sold the Fund's position in Stanley Works due to concerns over its deteriorating competitive position and earnings trends. Jones Apparel has experienced a difficult period due to uncertainty regarding the re-licensing of some of its clothing labels.

Utilities were another area that detracted significantly from relative performance. While we believe Fund holdings such as Energy East Corp. and Entergy Corp. have the potential to perform well over the long term, they did not do as well as the Utility stocks in the benchmark. In addition, the Fund's holding in FirstEnergy Corp. declined after strong performance through June 2003 on speculation that it was partly responsible for a massive blackout that affected the Northeast.

While its seems that the recent strength in stock prices has reflected investors' increased optimism rather than improving fundamentals, it is difficult to predict what the remainder of the year will bring. However, exuberant markets tend to be short lived and we believe that low quality companies are likely to underperform over the long run. Therefore, we remain forward looking and long-term in our investment approach. We also continue to focus on first-hand fundamental research as we construct our portfolios from the bottom up. In summary, we maintain our emphasis on high quality businesses — in terms of competitive positioning, financial strength, and management experience — at prices we assess to be attractive. We believe companies with these attributes will perform well over time.

Portfolio Composition

We remain committed to finding and investing in those companies with good business models, high or improving return on invested capital, and quality management. Despite the recent exuberance in the market, we believe valuations are still unwarranted in some sectors and balance sheets are not as repaired as perceived. Furthermore, as we meet with managements, we are not seeing the same level of optimism about a recovery in their respective businesses. Overall demand remains weak, and overcapacity and poor pricing plagues many sectors. As such, we believe that we have positioned the portfolio accordingly given this environment.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period there were a number of holdings that contributed positively to absolute performance:

- **iStar Financial, Inc.** — iStar Financial is the largest publicly traded provider of customized financing solutions to public and private owners of commercial real estate. During the reporting period, it was the Fund's top contributor to performance. The stock price has benefited in part because of the firm's free cash flow and good credit quality.

- **Countrywide Financial Corp.** — While Countrywide Financial experienced some declines in servicing revenues, it rode the wave of mortgage refinancing and experienced record quarters in mortgage originations.

- **Integrated Circuit Systems, Inc.** — Integrated Circuit Systems designs, develops, and markets silicon-timing devices for a number of high growth application segments. The company's stock performed well during the period due to its successful strategy of new market penetration across a variety of their products.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, September 15, 2003

Mid Cap Value Fund

as of August 31, 2003

Assets Under Management

$1.0 Billion

Number of Holdings

100

NASDAQ SYMBOLS

Class A Shares

GCMAX

Class B Shares

GCMBX

Class C Shares

GCMCX

Institutional Shares

GSMCX

Service Shares

GSMSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell Midcap Value Index[2]
Class A	7.88%	16.25%
Class B	7.09	16.25
Class C	7.07	16.25
Institutional	8.34	16.25
Service	7.83	16.25

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell Midcap Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect the deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-8.94%	-9.16%	-5.31%	-3.29%	-3.73%
Five Years	4.48	4.47	4.86	6.06	5.55
Since Inception	5.39 (8/15/97)	5.48 (8/15/97)	5.66 (8/15/97)	12.27 (8/1/95)	6.72 (7/18/97)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Total Net Assets	Line of Business
Praxair, Inc.	2.6%	Chemicals
iStar Financial, Inc.	2.4	Other REIT
Energy East Corp.	2.3	Electrical Utilities
RenaissanceRe Holdings Ltd. Series B	1.8	Property Insurance
M&T Bank Corp.	1.8	Banks
PartnerRe Ltd.	1.8	Property Insurance
Rockwell Automation, Inc.	1.8	Heavy Electrical
Federated Department Stores, Inc.	1.8	Retail Apparel
Activision, Inc.	1.8	Computer Software
Lamar Advertising Co.	1.8	Media

[4] The top 10 holdings may not be representative of the Fund's future investments.

Small Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Small Cap Value Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 21.75%, 20.84%, 20.82%, 22.22%, and 21.60%, respectively. These returns compare to the 23.68% cumulative total return of the Fund's benchmark, the Russell 2000 Value Index (with dividends reinvested).

While the Fund performed very well in absolute terms, it lagged its benchmark, the Russell 2000 Value Index. Our emphasis on quality will typically cause the Fund to underperform during periods when investors are willing to assume greater risk and pursue more speculative and lower quality stocks. This time period can be characterized as such an environment. Our relative underperformance was broad based across the majority of sectors, an indication that our relative performance was due to our quality emphasis being out of favor in the market rather than an issue with our stock selection. In other words, no individual holdings were responsible for the Fund's underperformance. Rather, most of the stocks in the portfolio participated in the upward trend of the market, but not as fully as those held in the benchmark.

Individual stocks that detracted from performance included Oneida Ltd., which has recently experienced poor sales due to the weakness in their end markets, and Tropical Sportswear Int'l Corp. Tropical Sportswear has experienced lower net sales and has suffered from others factors such as the need to sell excess inventory at reduced prices. Other detractors from performance included Caraustar Industries, Inc., the largest supplier of recycled paper, and Ducommun, Inc., an aerostructure and electromechanical components manufacturer. Caraustar continued to decline as a result of poor market demand. Ducommun underperformed due to a manufacturing problem that caused a decline in fourth quarter 2002 earnings. However, the problem has since been corrected.

While it seems that the recent strength in stock prices has reflected investors' increased optimism rather than improving fundamentals, it is difficult to predict what the remainder of the year will bring. However, exuberant markets tend to be short lived and we believe that low quality companies are likely to underperform over the long run. Therefore, we remain forward looking and long-term in our investment approach. We also continue to focus on first-hand fundamental research as we construct our portfolios from the bottom up. In summary, we maintain our emphasis on high quality businesses — in terms of competitive positioning, financial strength, and management experience — at prices we assess to be attractive. We believe companies with these attributes will perform well over time.

Portfolio Composition

We remain committed to finding and investing in those companies with good business models, high or improving return on invested capital, and quality management. Despite the recent exuberance in the market, we believe valuations are still unwarranted in some sectors and balance sheets are not as repaired as perceived. Furthermore, as we meet with managements we are not seeing the same level of optimism about a recovery in their respective businesses. Overall demand remains weak, and overcapacity and poor pricing plagues many sectors. As such, we believe that we have positioned the portfolio accordingly given this environment.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that contributed positively to absolute returns:

- **AirTran Holdings, Inc.** — The Fund's Transportation stocks generated strong results, led by our investment in AirTran. The company benefits from its low cost structure and continues to capture market share from its competitors.

- **Wabash National Corp. and Hughes Supply, Inc.** — Wabash has performed well due to increasing sales as demand for new trailers has increased. The company has also continued its efforts to make operational and financial improvements. Hughes Supply has surprised investors with better than expected profitability.

- **Schnitzer Steel Industries, Inc.** — Schnitzer Steel has a large recycling business in the U.S. and an international trading operation. The company has performed well as it has been able to capitalize on the shortage of scrap metal in Asia.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, September 15, 2003

Small Cap Value Fund

as of August 31, 2003

Assets Under Management

$884.6 Million

Number of Holdings

182

NASDAQ SYMBOLS

Class A Shares

GSSMX

Class B Shares

GSQBX

Class C Shares

GSSCX

Institutional Shares

GSSIX

Service Shares

GSSSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 2000 Value Index[2]
Class A	21.75%	23.68%
Class B	20.84	23.68
Class C	20.82	23.68
Institutional	22.22	23.68
Service	21.60	23.68

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 2000 Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-6.23%	-6.44%	-2.50%	-0.39%	-0.88%
Five Years	3.94	3.93	4.29	5.52	5.00
Ten Years	8.38	N/A	N/A	N/A	8.93[4]
Since Inception	10.48 (10/22/92)	8.41 (5/1/96)	6.22 (8/15/97)	7.46 (8/15/97)	11.00[4] (10/22/92)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to August 15, 1997 (commencement of operations) is that of the Class A Shares (excluding the impact of the front-end sales charge applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Small Cap Value Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[5]

Holding	% of Total Net Assets	Line of Business
Wabash National Corp.	1.9%	Industrial Components
iShares Russell 2000 Value Index Fund	1.8	Security/Asset Management
Ann Taylor Stores Corp.	1.6	Retail Apparel
Agrium, Inc.	1.3	Chemicals
Commercial Metals Co.	1.3	Mining
Greater Bay Bancorp.	1.3	Banks
Caraustar Industries, Inc.	1.2	Forest
Hutchinson Technology, Inc.	1.2	Computer Hardware
Hughes Supply, Inc.	1.1	Industrial Components
MTC Technologies, Inc.	1.1	Information Services

[5] The top 10 holdings may not be representative of the Fund's future investments.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on December 15, 1999 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Large Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares may vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Large Cap Value Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested December 15, 1999 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	One Year
Class A (commenced December 15, 1999)		
Excluding sales charges	0.14%	7.77%
Including sales charges	−1.37%	1.82%
Class B (commenced December 15, 1999)		
Excluding contingent deferred sales charges	−0.64%	6.92%
Including contingent deferred sales charges	−1.45%	1.87%
Class C (commenced December 15, 1999)		
Excluding contingent deferred sales charges	−0.63%	7.03%
Including contingent deferred sales charges	−0.63%	6.02%
Institutional Class (commenced December 15, 1999)	0.52%	8.27%
Service Class (commenced December 15, 1999)	0.14%	7.74%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 98.5%		
Alcohol – 0.6%		
37,098	Anheuser-Busch Companies, Inc.	$ 1,912,031
Apartment – 0.4%		
31,755	Avalonbay Communities, Inc.	1,473,432
Banks – 16.3%		
131,860	Bank of America Corp.	10,449,905
125,200	Bank One Corp.	4,941,644
369,942	Citigroup, Inc.	16,036,986
65,730	M&T Bank Corp.	5,537,095
213,357	U.S. Bancorp.	5,099,232
133,125	Wachovia Corp.	5,611,219
174,292	Wells Fargo & Co.	8,739,001
		56,415,082
Brokers – 3.0%		
37,800	Lehman Brothers Holdings, Inc.	2,484,594
109,976	Merrill Lynch & Co., Inc.	5,914,509
38,800	Morgan Stanley	1,893,052
		10,292,155
Chemicals – 2.4%		
35,800	E.I. du Pont de Nemours & Co.	1,601,692
107,470	Praxair, Inc.	6,858,735
		8,460,427
Computer Hardware – 2.9%		
76,930	CDW Corp.	3,970,357
171,300	Hewlett-Packard Co.	3,412,296
41,300	Lexmark International, Inc.*	2,768,752
		10,151,405
Computer Software – 1.7%		
41,800	International Business Machines Corp.	3,428,018
185,300	Oracle Corp.*	2,368,134
		5,796,152
Defense/Aerospace – 1.4%		
60,525	United Technologies Corp.	4,857,131
Diversified Energy – 0.7%		
257,200	The Williams Companies, Inc.	2,348,236
Drugs – 3.4%		
97,200	Bristol-Myers Squibb Co.	2,465,964
214,600	Pfizer, Inc.	6,420,832
64,500	Wyeth	2,763,825
		11,650,621
Electrical Equipment – 0.6%		
52,800	Dover Corp.	2,007,456

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – 5.3%		
41,300	Dominion Resources, Inc.	$ 2,501,954
84,428	Entergy Corp.	4,428,249
87,058	Exelon Corp.	5,127,716
58,002	FirstEnergy Corp.	1,697,138
44,000	FPL Group, Inc.	2,721,840
61,100	The Southern Co.	1,734,018
		18,210,915
Energy Resources – 11.0%		
66,300	Burlington Resources, Inc.	3,210,246
103,130	ChevronTexaco Corp.	7,515,083
175,510	ConocoPhillips	9,800,478
305,892	Exxon Mobil Corp.	11,532,129
174,300	Occidental Petroleum Corp.	5,983,719
		38,041,655
Environmental Services – 1.4%		
176,050	Waste Management, Inc.	4,684,691
Financial Services – 4.2%		
74,628	Countrywide Financial Corp.	5,063,510
31,849	Fannie Mae	2,063,497
66,528	Freddie Mac	3,535,963
93,006	SLM Corp.	3,736,981
		14,399,951
Food & Beverage – 1.5%		
74,221	H.J. Heinz Co.	2,401,792
90,200	Kraft Foods, Inc.	2,678,940
		5,080,732
Forest – 0.7%		
55,368	Bowater, Inc.	2,397,988
Heavy Electrical – 0.7%		
45,500	Emerson Electric Co.	2,537,080
Heavy Machinery – 1.2%		
74,191	Deere & Co.	4,192,533
Home Products – 4.2%		
69,100	Avon Products, Inc.	4,429,310
51,700	The Clorox Co.	2,215,345
90,085	The Procter & Gamble Co.	7,863,520
		14,508,175
Industrial Parts – 3.0%		
31,125	American Standard Companies, Inc.*	2,495,914
55,400	Eaton Corp.	5,187,656
39,010	Illinois Tool Works, Inc.	2,820,033
		10,503,603
Information Services – 0.7%		
117,846	Accenture Ltd.*	2,493,621
Leisure & Entertainment – 0.7%		
56,525	Harrah's Entertainment, Inc.	2,341,266

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Life Insurance – 2.0%		
104,103	John Hancock Financial Services, Inc.	$ 3,178,265
137,625	MetLife, Inc.	3,911,302
		7,089,567
Media – 5.5%		
276,000	AOL Time Warner, Inc.*	4,515,360
82,650	Cox Communications, Inc.*	2,704,308
110,065	Fox Entertainment Group, Inc.*	3,475,852
247,635	General Motors Corp. Class H*	3,699,667
137,253	Lamar Advertising Co.*	4,585,623
		18,980,810
Medical Products – 1.3%		
102,900	Baxter International, Inc.	2,891,490
43,800	Becton, Dickinson & Co.	1,600,452
		4,491,942
Medical Providers – 0.5%		
104,200	Tenet Healthcare Corp.*	1,672,410
Mining – 0.6%		
78,515	Alcoa, Inc.	2,242,388
Office Industrial – 0.7%		
72,975	Liberty Property Trust	2,541,719
Oil Services – 0.5%		
45,100	BJ Services Co.*	1,685,387
Other REIT – 2.4%		
131,730	iStar Financial, Inc.	4,829,222
76,374	Plum Creek Timber Co., Inc.	1,997,180
38,400	Public Storage, Inc.	1,416,576
		8,242,978
Property Insurance – 7.5%		
75,100	American International Group, Inc.	4,473,707
91,000	PartnerRe Ltd.	4,546,360
159,201	RenaissanceRe Holdings Ltd. Series B	6,654,602
48,000	The Allstate Corp.	1,716,000
107,700	Willis Group Holdings Ltd.	3,122,223
73,238	XL Capital Ltd.	5,547,778
		26,060,670
Publishing – 0.5%		
37,871	Dow Jones & Co., Inc.	1,608,381

Shares	Description	Value
Common Stocks – (continued)		
Railroads – 0.7%		
44,779	Canadian National Railway Co.	$ 2,405,976
Retail Apparel – 3.0%		
63,650	Jones Apparel Group, Inc.	1,966,149
261,700	The Home Depot, Inc.	8,416,272
		10,382,421
Security/Asset Management – 0.6%		
207,650	The Charles Schwab Corp.	2,255,079
Telephone – 3.8%		
254,300	BellSouth Corp.	6,408,360
51,900	CenturyTel, Inc.	1,804,044
213,795	SBC Communications, Inc.	4,808,250
		13,020,654
Tobacco – 0.9%		
73,400	Altria Group, Inc.	3,025,548
TOTAL COMMON STOCKS (Cost $309,617,416)		$340,462,268

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.8%			
Joint Repurchase Agreement Account II^			
$6,300,000	1.07%	09/02/2003	$ 6,300,000
Maturity Value: $6,300,749			
TOTAL REPURCHASE AGREEMENT (Cost $6,300,000)			$ 6,300,000
TOTAL INVESTMENTS (Cost $315,917,416)			$346,762,268

* Non-income producing security.

^ Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on February 5, 1993 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Growth and Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Growth and Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested February 5, 1993 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced February 5, 1993)				
Excluding sales charges	6.86%	6.61%	−0.73%	8.25%
Including sales charges	6.29%	6.01%	−1.85%	2.29%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	2.21%	n/a	−1.48%	7.43%
Including contingent deferred sales charges	2.21%	n/a	−1.88%	2.39%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	−3.93%	n/a	−1.48%	7.39%
Including contingent deferred sales charges	−3.93%	n/a	−1.48%	6.38%
Institutional Class (commenced June 3, 1996)	3.15%	n/a	−0.30%	8.63%
Service Class (commenced March 6, 1996)	2.93%	n/a	−0.82%	8.14%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 96.1%		
Alcohol – 0.5%		
46,359	Anheuser-Busch Companies, Inc.	$ 2,389,343
Apartment – 0.7%		
75,445	Avalonbay Communities, Inc.	3,500,648
Banks – 16.5%		
211,216	Bank of America Corp.	16,738,868
79,152	Charter One Financial, Inc.	2,453,712
508,121	Citigroup, Inc.	22,027,045
321,300	KeyCorp	8,748,999
27,040	M&T Bank Corp.	2,277,849
117,700	National City Corp.	3,728,736
61,700	North Fork Bancorporation, Inc.	2,083,609
436,513	U.S. Bancorp	10,432,661
130,994	Wachovia Corp.	5,521,397
160,962	Wells Fargo & Co.	8,070,635
		82,083,511
Brokers – 1.6%		
36,700	Lehman Brothers Holdings, Inc.	2,412,291
58,544	Merrill Lynch & Co., Inc.	3,148,496
54,000	Morgan Stanley	2,634,660
		8,195,447
Chemicals – 2.4%		
49,300	E.I. du Pont de Nemours & Co.	2,205,682
151,300	Praxair, Inc.	9,655,966
		11,861,648
Computer Hardware – 3.2%		
106,185	CDW Corp.	5,480,208
332,500	Hewlett-Packard Co.	6,623,400
58,400	Lexmark International, Inc.*	3,915,136
		16,018,744
Computer Software – 1.6%		
56,900	International Business Machines Corp.	4,666,369
252,980	Oracle Corp.*	3,233,084
		7,899,453
Defense/Aerospace – 1.3%		
82,943	United Technologies Corp.	6,656,176
Diversified Energy – 0.7%		
361,800	The Williams Companies, Inc.	3,303,234
Drugs – 2.8%		
133,000	Bristol-Myers Squibb Co.	3,374,210
249,600	Pfizer, Inc.	7,468,032
77,755	Wyeth	3,331,802
		14,174,044
Electrical Equipment – 0.6%		
73,000	Dover Corp.	2,775,460
Electrical Utilities – 6.9%		
56,200	Dominion Resources, Inc.	3,404,596
310,796	Energy East Corp.	6,710,086

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – (continued)		
114,757	Entergy Corp.	$ 6,019,005
118,495	Exelon Corp.	6,979,355
128,701	FirstEnergy Corp.	3,765,791
56,950	FPL Group, Inc.	3,522,927
101,430	PPL Corp.	4,023,728
		34,425,488
Energy Resources – 10.7%		
90,678	Burlington Resources, Inc.	4,390,629
137,600	ChevronTexaco Corp.	10,026,912
264,700	ConocoPhillips	14,780,848
383,016	Exxon Mobil Corp.	14,439,703
280,500	Occidental Petroleum Corp.	9,629,565
		53,267,657
Environmental Services – 0.7%		
130,010	Waste Management, Inc.	3,459,566
Financial Services – 3.8%		
100,244	Countrywide Financial Corp.	6,801,555
43,582	Fannie Mae	2,823,678
90,693	Freddie Mac	4,820,333
107,083	SLM Corp.	4,302,595
		18,748,161
Food & Beverage – 1.7%		
147,839	H.J. Heinz Co.	4,784,070
126,300	Kraft Foods, Inc.	3,751,110
		8,535,180
Forest – 0.9%		
105,489	Bowater, Inc.	4,568,729
Heavy Electrical – 0.7%		
62,600	Emerson Electric Co.	3,490,576
Heavy Machinery – 1.1%		
99,505	Deere & Co.	5,623,028
Home Products – 3.5%		
96,695	Avon Products, Inc.	6,198,149
70,900	The Clorox Co.	3,038,065
96,848	The Procter & Gamble Co.	8,453,862
		17,690,076
Industrial Parts – 3.0%		
43,275	American Standard Companies, Inc.*	3,470,222
77,900	Eaton Corp.	7,294,556
54,875	Illinois Tool Works, Inc.	3,966,914
		14,731,692
Information Services – 0.7%		
160,425	Accenture Ltd.*	3,394,593

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Life Insurance – 1.7%		
139,992	John Hancock Financial Services, Inc.	$ 4,273,956
150,200	MetLife, Inc.	4,268,684
		8,542,640
Media – 5.2%		
396,400	AOL Time Warner, Inc.*	6,485,104
116,350	Cox Communications, Inc.*	3,806,972
150,894	Fox Entertainment Group, Inc.*	4,765,233
285,800	General Motors Corp. Class H*	4,269,852
197,649	Lamar Advertising Co.*	6,603,453
		25,930,614
Medical Products – 1.2%		
141,700	Baxter International, Inc.	3,981,770
59,065	Becton, Dickinson & Co.	2,158,235
		6,140,005
Medical Providers – 0.5%		
146,900	Tenet Healthcare Corp.*	2,357,745
Mining – 0.5%		
92,232	Alcoa, Inc.	2,634,146
Office Industrial – 1.9%		
168,400	Duke Realty Corp.	4,659,628
137,095	Liberty Property Trust	4,775,019
		9,434,647
Oil Services – 0.5%		
61,700	BJ Services Co.*	2,305,729
Other REIT – 2.2%		
181,530	iStar Financial, Inc.	6,654,890
88,900	Plum Creek Timber Co., Inc.	2,324,735
52,285	Public Storage, Inc.	1,928,793
		10,908,418
Property Insurance – 6.9%		
102,005	American International Group, Inc.	6,076,438
139,550	PartnerRe Ltd.	6,971,918
198,848	RenaissanceRe Holdings Ltd. Series B	8,311,846
65,300	The Allstate Corp.	2,334,475
146,435	Willis Group Holdings Ltd.	4,245,151
85,641	XL Capital Ltd.	6,487,306
		34,427,134

Shares	Description	Value
Common Stocks – (continued)		
Publishing – 0.4%		
50,981	Dow Jones & Co., Inc.	$ 2,165,163
Railroads – 0.8%		
76,566	Canadian National Railway Co.	4,113,891
Retail – 0.5%		
63,175	Simon Property Group, Inc.	2,698,204
Retail Apparel – 2.6%		
149,200	Limited Brands	2,530,432
180,000	The Home Depot, Inc.	5,788,800
170,087	The May Department Stores Co.	4,691,000
		13,010,232
Security/Asset Management – 1.3%		
179,725	Alliance Capital Management Holding L.P.	6,362,265
Telephone – 3.5%		
330,800	BellSouth Corp.	8,336,160
71,700	CenturyTel, Inc.	2,492,292
291,800	SBC Communications, Inc.	6,562,582
		17,391,034
Tobacco – 0.8%		
123,520	UST, Inc.	4,125,568
TOTAL COMMON STOCKS (Cost $433,654,145)		$479,339,889

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.8%			
Joint Repurchase Agreement Account II^			
$ Maturity Value: $18,802,235			18,800,000
TOTAL REPURCHASE AGREEMENT (Cost $18,800,000)			$ 18,800,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $452,454,145)			$498,139,889

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Securities Lending Collateral – 0.5%		
2,387,000	Boston Global Investment Trust – Enhanced Portfolio	$ 2,387,000
TOTAL SECURITIES LENDING COLLATERAL **(Cost $2,387,000)**		$ 2,387,000
TOTAL INVESTMENTS **(Cost $454,841,145)**		$500,526,889

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on August 1, 1995 (commencement of operations) in Institutional Shares (at NAV) of the Goldman Sachs Mid Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell Midcap Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from the Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Mid Cap Value Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 1, 1995 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Five Years	One Year
Class A (commenced August 15, 1997)			
Excluding sales charges	6.91%	12.45%	7.88%
Including sales charges	5.92%	11.19%	1.94%
Class B (commenced August 15, 1997)			
Excluding contingent deferred sales charges	6.16%	11.60%	7.09%
Including contingent deferred sales charges	6.16%	11.29%	1.97%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	6.16%	11.57%	7.07%
Including contingent deferred sales charges	6.16%	11.57%	6.05%
Institutional Class (commenced August 1, 1995)	12.56%	12.86%	8.34%
Service Class (commenced July 18, 1997)	7.21%	12.32%	7.83%

Statement of Investments

August 31, 2003

Shares	Description		Value
Common Stocks – 98.2%			
Airlines – 0.6%			
117,958	JetBlue Airways Corp.*	$	6,324,908
Apartment – 1.0%			
226,060	Avalonbay Communities, Inc.		10,489,184
Banks – 11.1%			
578,200	Banknorth Group, Inc.		16,247,420
469,703	Charter One Financial, Inc.		14,560,793
324,110	City National Corp.		16,756,487
528,879	KeyCorp		14,401,375
218,356	M&T Bank Corp.		18,394,310
179,465	Mercantile Bankshares Corp.		7,331,145
354,845	North Fork Bancorporation, Inc.		11,983,116
405,180	SouthTrust Corp.		11,746,168
			111,420,814
Brokers – 0.8%			
120,963	The Bear Stearns Companies, Inc.		8,464,991
Chemicals – 3.6%			
134,415	Potash Corp. of Saskatchewan, Inc.		9,530,023
414,750	Praxair, Inc.		26,469,345
			35,999,368
Computer Hardware – 3.2%			
289,170	CDW Corp.		14,924,064
116,100	Lexmark International, Inc.*		7,783,344
114,730	Tech Data Corp.*		3,826,245
98,627	Zebra Technologies Corp.*		5,288,353
			31,822,006
Computer Software – 3.7%			
1,375,385	Activision, Inc.*		17,756,220
51,490	Electronic Arts, Inc.*		4,621,228
453,074	NetIQ Corp.*		6,098,376
151,952	Symantec Corp.*		8,726,603
			37,202,427
Defense/Aerospace – 1.7%			
134,105	Alliant Techsystems, Inc.*		6,831,309
393,412	Rockwell Collins, Inc.		10,641,794
			17,473,103
Diversified Energy – 2.1%			
157,050	Equitable Resources, Inc.		6,198,763
1,613,000	The Williams Companies, Inc.		14,726,690
			20,925,453
Drugs – 2.2%			
224,320	AmerisourceBergen Corp.		13,057,667
414,754	Covance, Inc.*		8,647,621
			21,705,288
Electrical Equipment – 0.7%			
186,195	Dover Corp.		7,079,134

Shares	Description		Value
Common Stocks – (continued)			
Electrical Utilities – 9.6%			
128,440	Cinergy Corp.	$	4,395,217
1,051,020	Energy East Corp.		22,691,522
234,638	Entergy Corp.		12,306,763
483,998	FirstEnergy Corp.		14,161,781
145,236	FPL Group, Inc.		8,984,299
296,260	PG&E Corp.*		6,568,084
178,345	Pinnacle West Capital Corp.		6,117,234
296,866	PPL Corp.		11,776,674
224,990	Puget Energy, Inc.		4,904,782
142,545	SCANA Corp.		4,846,530
			96,752,886
Energy Resources – 3.4%			
169,100	Evergreen Resources, Inc.*		9,447,617
164,950	Murphy Oil Corp.		9,522,564
210,080	Patina Oil & Gas Corp.		7,783,464
302,995	Pioneer Natural Resources Co.*		7,683,953
			34,437,598
Environmental Services – 1.3%			
540,440	Republic Services, Inc.		13,305,633
Financial Services – 1.4%			
208,855	Countrywide Financial Corp.		14,170,812
Food & Beverage – 0.5%			
220,365	The Pepsi Bottling Group, Inc.		5,315,204
Forest – 1.4%			
676,385	Packaging Corp. of America*		13,622,394
Health Insurance – 0.7%			
118,500	Aetna, Inc.		6,754,500
Heavy Electrical – 1.8%			
655,300	Rockwell Automation, Inc.		17,837,266
Home Products – 1.4%			
149,600	The Clorox Co.		6,410,360
217,209	The Estee Lauder Companies, Inc.		7,491,538
			13,901,898
Hotel – 0.8%			
544,184	Hilton Hotels Corp.		8,315,132
Industrial Parts – 2.6%			
129,027	American Standard Companies, Inc.*		10,346,675
163,050	Eaton Corp.		15,268,002
			25,614,677
Information Services – 1.2%			
233,755	Affiliated Computer Services, Inc.*		11,596,586
Leisure & Entertainment – 0.8%			
195,607	Harrah's Entertainment, Inc.		8,102,042

Shares	Description	Value
Common Stocks – (continued)		
Life Insurance – 1.5%		
229,660	Torchmark Corp.	$ 9,269,078
379,500	UnumProvident Corp.	5,350,950
		14,620,028
Media – 1.8%		
527,437	Lamar Advertising Co.*	17,621,670
Medical Products – 0.7%		
204,350	Becton, Dickinson & Co.	7,466,949
Medical Providers – 0.5%		
294,597	Tenet Healthcare Corp.*	4,728,282
Mining – 1.0%		
194,916	Nucor Corp.	10,020,632
Motor Vehicle – 2.0%		
78,907	Johnson Controls, Inc.	7,811,793
224,166	Lear Corp.*	12,452,421
		20,264,214
Office Industrial – 2.0%		
362,347	Liberty Property Trust	12,620,546
239,710	Prentiss Properties Trust	7,203,285
		19,823,831
Oil Refining – 0.9%		
215,700	Sunoco, Inc.	8,763,891
Oil Services – 1.1%		
138,088	BJ Services Co.*	5,160,348
297,015	National-Oilwell, Inc.*	5,815,554
		10,975,902
Other REIT – 3.5%		
648,234	iStar Financial, Inc.	23,764,258
233,033	Plum Creek Timber Co., Inc.	6,093,813
137,420	Public Storage, Inc.	5,069,424
		34,927,495
Packaging – 1.7%		
140,870	Sealed Air Corp.*	6,854,734
437,519	Sonoco Products Co.	9,962,308
		16,817,042
Property Insurance – 6.8%		
74,136	AMBAC Financial Group, Inc.	4,812,909
175,550	Axis Capital Holdings Ltd.*	4,309,752
360,697	PartnerRe Ltd.	18,020,422
442,266	RenaissanceRe Holdings Ltd. Series B	18,486,719
159,200	The St. Paul Companies, Inc.	5,533,792
572,624	Willis Group Holdings Ltd.	16,600,370
		67,763,964
Publishing – 1.0%		
425,782	A.H. Belo Corp. Series A	9,929,236

Shares	Description	Value
Common Stocks – (continued)		
Railroads – 0.3%		
59,535	Canadian National Railway Co.	$ 3,198,816
Restaurant – 0.9%		
306,077	Yum! Brands, Inc.*	9,075,183
Retail Apparel – 8.1%		
151,740	Abercrombie & Fitch Co.*	4,618,966
288,945	AnnTaylor Stores Corp.*	9,824,130
406,480	Federated Department Stores, Inc.	17,763,176
446,987	Jones Apparel Group, Inc.	13,807,429
304,665	Limited Brands	5,167,118
207,105	Michaels Stores, Inc.	9,412,922
175,339	Ross Stores, Inc.	8,833,579
536,573	The TJX Companies, Inc.	11,622,171
		81,049,491
Semiconductors – 1.0%		
295,625	Integrated Circuit Systems, Inc.*	10,204,975
Telecommunications Equipment – 0.5%		
697,900	Tellabs, Inc.*	4,557,287
Telephone – 1.0%		
295,075	CenturyTel, Inc.	10,256,807
Thrifts – 1.3%		
97,973	GreenPoint Financial Corp.	3,319,308
331,965	New York Community Bancorp, Inc.	10,211,244
		13,530,552
Tobacco – 1.6%		
485,877	UST, Inc.	16,228,292
Truck Freight – 1.4%		
161,410	Landstar System, Inc.*	9,960,611
146,714	Ryder System, Inc.	4,405,821
		14,366,432
TOTAL COMMON STOCKS (Cost $869,982,975)		$ 984,824,275

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.0%			
Joint Repurchase Agreement Account II^			
$20,600,000	1.07%	09/02/2003	$ 20,600,000
Maturity Value: $20,602,449			
TOTAL REPURCHASE AGREEMENT (Cost $20,600,000)			$ 20,600,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $890,582,975)			$1,005,424,275

Statement of Investments (continued)

August 31, 2003

Shares	Description		Value
Securities Lending Collateral – 1.1%			
11,283,600	Boston Global Investment Trust – Enhanced Portfolio	$	11,283,600
TOTAL SECURITIES LENDING COLLATERAL (Cost $11,283,600)		$	11,283,600
TOTAL INVESTMENTS (Cost $901,866,575)			$1,016,707,875

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT–Real Estate Investment Trust

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on October 22, 1992 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) in the Goldman Sachs Small Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 2000 Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Small Cap Value Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested October 22, 1992 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced October 22, 1992)				
Excluding sales charges	11.62%	8.86%	14.50%	21.75%
Including sales charges	11.04%	8.25%	13.21%	15.04%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	9.26%	n/a	13.60%	20.84%
Including contingent deferred sales charges	9.26%	n/a	13.34%	15.84%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	7.28%	n/a	13.58%	20.82%
Including contingent deferred sales charges	7.28%	n/a	13.58%	19.82%
Institutional Class (commenced August 15, 1997)	8.54%	n/a	14.93%	22.22%
Service Class (commenced August 15, 1997)	8.02%	n/a	14.36%	21.60%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 95.9%		
Airlines – 1.0%		
673,348	AirTran Holdings, Inc.*	$ 9,043,064
Apartment – 1.3%		
81,943	Post Properties, Inc.	2,310,792
402,384	Summit Properties, Inc.	8,860,496
		11,171,288
Banks – 10.2%		
77,990	Bank of Hawaii Corp.	2,643,861
64,648	Berkshire Hills Bancorp, Inc.	2,094,595
159,558	BOK Financial Corp.*	6,321,688
432,910	Brookline Bancorp, Inc.	6,619,194
213,354	Community First Bankshares, Inc.	6,027,251
71,253	Corus Bankshares, Inc.	3,690,905
77,188	First Community Bancorp	2,628,251
452,295	First Niagara Financial Group, Inc.	6,797,994
202,090	Fulton Financial Corp.	4,082,218
551,416	Greater Bay Bancorp	11,342,627
122,585	IBERIABANK Corp.	5,884,080
186,359	Main Street Banks, Inc.	4,571,386
141,163	NetBank, Inc.	1,706,661
172,392	PFF Bancorp, Inc.	6,914,643
199,296	Republic Bancorp, Inc.	2,738,327
110,107	Republic Bancshares, Inc.	2,987,203
232,790	Sky Financial Group, Inc.	5,451,942
59,020	United Community Banks, Inc.	1,623,050
51,652	Westamerica Bancorporation	2,276,820
111,465	Wintrust Financial Corp.	3,941,403
		90,344,099
Biotechnology – 1.0%		
141,775	Kos Pharmaceuticals, Inc.*	5,344,918
144,270	United Therapeutics Corp.*	3,306,668
		8,651,586
Chemicals – 3.2%		
956,680	Agrium, Inc.	11,623,662
228,938	Albemarle Corp.	6,398,817
112,465	Cytec Industries, Inc.*	4,216,313
110,590	Minerals Technologies, Inc.	5,590,324
		27,829,116
Computer Hardware – 2.5%		
323,579	Fargo Electronics*	3,750,280
328,854	Hutchinson Technology, Inc.*	10,401,652
61,601	Imation Corp.	2,214,556
180,124	Komag, Inc.*	2,602,792
234,591	Synaptics, Inc.*	2,815,092
		21,784,372
Computer Software – 1.7%		
29,616	Digimarc Corp.*	488,664
446,504	Informatica Corp.*	3,969,421
307,012	NetIQ Corp.*	4,132,381
240,198	OPNET Technologies, Inc.*	2,882,376

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – (continued)		
356,328	Pinnacle Systems, Inc.*	$ 3,231,895
55,027	SeeBeyond Technology Corp.*	127,663
		14,832,400
Construction – 1.9%		
81,327	Beazer Homes USA, Inc.*	6,759,900
33,912	ElkCorp	817,279
247,572	Standard Pacific Corp.	8,798,709
		16,375,888
Defense/Aerospace – 1.3%		
333,944	Ducommun, Inc.*	5,673,709
108,953	EDO Corp.	2,235,716
158,770	Herley Industries, Inc.*	3,135,707
		11,045,132
Diversified – 2.2%		
671,964	GrafTech International Ltd.*	5,375,712
635,156	Lydall, Inc.*	7,304,294
238,930	Mueller Industries, Inc.*	6,900,298
		19,580,304
Drugs – 1.0%		
267,609	Covance, Inc.*	5,579,648
171,403	Priority Healthcare Corp. Class B*	3,620,031
		9,199,679
Electrical Equipment – 1.1%		
160,600	Baldor Electric Co.	3,568,532
69,208	FLIR Systems, Inc.*	1,817,402
73,347	Franklin Electric Co., Inc.	4,514,508
		9,900,442
Electrical Utilities – 2.0%		
70,347	Avista Corp.	1,095,303
26,256	Central Vermont Public Service Corp.	566,605
38,724	CH Energy Group, Inc.	1,713,537
624,441	El Paso Electric Co.*	6,962,517
8,835	MGE Energy, Inc.	280,723
206,759	PNM Resources, Inc.	5,665,197
49,222	The Empire District Electric Co.	1,061,226
		17,345,108
Energy Resources – 2.2%		
156,572	Evergreen Resources, Inc.*	8,747,678
253,110	Patina Oil & Gas Corp.	9,377,725
250,588	Range Resources Corp.*	1,678,940
		19,804,343
Environmental Services – 0.7%		
123,019	TRC Companies, Inc.*	2,390,259
109,125	Waste Connections, Inc.*	3,844,474
		6,234,733

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Financial Services – 1.7%		
130,476	American Capital Strategies Ltd.	$ 3,238,415
297,293	American Financial Realty Trust	4,281,019
243,259	Financial Federal Corp.*	7,818,344
		15,337,778
Food & Beverage – 0.9%		
123,010	American Italian Pasta Co.*	5,131,977
53,252	Corn Products International, Inc.	1,679,036
68,523	Sensient Technologies Corp.	1,425,278
		8,236,291
Forest – 1.2%		
1,258,844	Caraustar Industries, Inc.*	10,737,939
Gas Utilities – 2.5%		
116,726	AGL Resources, Inc.	3,248,485
111,728	Atmos Energy Corp.	2,720,577
60,454	Energen Corp.	2,156,999
282,213	Northwest Natural Gas Co.	8,040,248
51,694	Piedmont Natural Gas Co., Inc.	2,000,558
8,482	South Jersey Industries, Inc.	325,285
144,104	WGL Holdings, Inc.	3,874,956
		22,367,108
Healthcare REIT – 0.6%		
175,438	Healthcare Realty Trust, Inc.	5,554,367
Home Products – 3.0%		
439,057	Elizabeth Arden, Inc.*	7,411,282
18,157	Helen of Troy Ltd.*	386,020
259,387	Jarden Corp.*	8,526,051
392,038	Oneida Ltd.	2,179,731
220,028	Perrigo Co.	3,091,393
255,781	The Topps Co., Inc.	2,286,682
158,630	Tupperware Corp.	2,590,428
		26,471,587
Industrial Components – 4.1%		
132,696	Actuant Corp.*	6,832,517
144,830	Belden, Inc.	2,656,182
281,449	Hughes Supply, Inc.	9,991,440
958,813	Wabash National Corp.*	17,114,812
		36,594,951
Industrial Services – 2.3%		
191,953	Harsco Corp.	7,484,247
597,330	Medical Staffing Network Holdings, Inc.*	5,077,305
673,450	PRG-Shultz International, Inc.*	4,242,735
136,066	School Specialty, Inc.*	3,830,258
		20,634,545
Information Services – 1.9%		
819,891	Lionbridge Technologies, Inc.*	6,928,079
412,827	MTC Technologies, Inc.*	9,457,867
		16,385,946

Shares	Description	Value
Common Stocks – (continued)		
Leisure & Entertainment – 3.6%		
203,585	Argosy Gaming Co.*	$ 4,916,578
416,076	Concord Camera Corp.*	4,984,590
262,521	Fossil, Inc.*	7,366,339
155,321	GTECH Holdings Corp.	6,582,504
266,436	Station Casinos, Inc.	7,926,471
		31,776,482
Life Insurance – 1.1%		
134,806	AmerUs Group Co.	4,344,797
96,066	StanCorp Financial Group, Inc.	5,445,982
		9,790,779
Machinery – 1.3%		
89,181	IDEX Corp.	3,458,439
351,961	SureBeam Corp.*	485,706
341,914	Terex Corp.*	7,898,214
		11,842,359
Media – 1.3%		
117,948	ADVO, Inc.*	5,207,404
792,425	Regent Communications, Inc.*	4,714,929
102,177	Saga Communications, Inc.*	1,936,254
		11,858,587
Medical Products – 1.1%		
149,644	NDCHealth Corp.	3,169,460
123,959	Sybron Dental Specialties, Inc.*	2,967,578
116,987	Varian, Inc.*	3,977,558
		10,114,596
Medical Providers – 1.1%		
1,004,857	Radiologix, Inc.*	3,667,728
236,144	United Surgical Partners International, Inc.*	6,130,298
		9,798,026
Mining – 2.4%		
585,483	Commercial Metals Co.	11,580,853
216,217	Maverick Tube Corp.*	3,673,527
252,376	Schnitzer Steel Industries, Inc.	6,258,925
		21,513,305
Mortgage – 0.3%		
239,715	MFA Mortgage Investments, Inc.	2,514,610
Motor Vehicle – 1.8%		
250,297	American Axle & Manufacturing Holdings, Inc.*	8,134,653
236,173	ArvinMeritor, Inc.	4,444,776
56,574	LoJack Corp.*	397,715
65,198	Superior Industries International, Inc.	2,821,117
		15,798,261

Statement of Investments (continued)

August 31, 2003

Shares	Description	Value
Common Stocks – (continued)		
Office Industrial – 2.9%		
169,650	Brandywine Realty Trust	$ 4,147,943
96,233	Highwoods Properties, Inc.	2,208,547
200,821	Lexington Corporate Properties Trust	3,707,156
159,478	Parkway Properties, Inc.	7,152,588
267,543	Prentiss Properties Trust	8,039,667
		25,255,901
Oil Refining – 0.4%		
234,195	Frontier Oil Corp.	3,608,945
Oil Services – 1.0%		
198,896	Hydril Co.*	4,654,167
174,503	TETRA Technologies, Inc.*	3,926,306
		8,580,473
Other REIT – 2.8%		
311,454	Commercial Net Lease Realty	5,241,771
294,092	Correctional Properties Trust	7,496,405
190,520	Entertainment Properties Trust	5,953,750
241,812	RAIT Investment Trust	5,726,108
		24,418,034
Property Insurance – 2.5%		
197,519	Horace Mann Educators Corp.	2,978,586
222,591	Hub International Ltd.	3,913,150
138,931	ProAssurance Corp.*	3,576,084
205,277	RLI Corp.	6,765,930
72,188	Selective Insurance Group, Inc.	2,123,771
264,248	U.S.I. Holdings Corp.*	3,131,339
		22,488,860
Publishing – 0.7%		
75,103	John H. Harland Co.	1,891,844
248,144	Journal Register Co.*	4,449,222
		6,341,066
Restaurants – 0.8%		
664,295	Buca, Inc.*	4,503,256
206,208	Total Entertainment Restaurant Corp.*	2,257,977
		6,761,233
Retail Apparel – 7.1%		
346,553	Aaron Rents, Inc. Class B	7,270,671
423,336	AnnTaylor Stores Corp.*	14,393,424
178,362	Brookstone, Inc.*	5,038,726
188,332	Charlotte Russe Holding, Inc.*	2,316,484
205,133	Kellwood Co.	7,489,406
144,733	Linens 'n Things, Inc.*	4,182,784
50,174	OshKosh B' Gosh, Inc.	1,208,692
117,796	Pier 1 Imports, Inc.	2,423,064

Shares	Description	Value
Common Stocks – (continued)		
Retail Apparel – (continued)		
138,835	The Gymboree Corp.*	$ 2,261,622
245,138	Too, Inc.*	3,976,138
676,455	Tropical Sportswear Int'l Corp.*	2,726,114
117,943	Tuesday Morning Corp.*	4,083,187
221,206	Unifi, Inc.*	1,524,109
89,903	Wilsons The Leather Experts, Inc.*	721,022
68,361	Zale Corp.*	3,482,993
		63,098,436
Security/Asset Management – 2.7%		
116,983	Affiliated Managers Group, Inc.*	7,931,447
113,430	iShares Russell 2000 Value Index Fund	15,953,930
		23,885,377
Semiconductors – 1.5%		
124,144	Actel Corp.*	3,636,178
240,175	Credence Systems Corp.*	2,759,611
176,605	Entegris, Inc.*	2,599,625
143,922	Power Integrations, Inc.*	4,631,410
		13,626,824
Supply Chain – 0.8%		
177,726	ScanSource, Inc.*	6,751,811
Telecommunications Equipment – 0.7%		
1,041,432	Enterasys Networks, Inc.*	6,009,063
Telephone – 0.7%		
259,925	West Corp.*	6,446,140
Thrifts – 3.0%		
291,675	BankUnited Financial Corp.*	6,341,014
173,011	Fidelity Bankshares, Inc.	4,109,011
309,644	IndyMac Bancorp, Inc.	7,140,391
226,278	Irwin Financial Corp.	5,093,518
153,921	Washington Federal, Inc.	3,903,437
		26,587,371
Truck Freight – 2.4%		
257,200	Heartland Express, Inc.	6,571,460
92,007	Landstar Systems, Inc.*	5,677,752
897,439	OMI Corp.*	6,416,689
151,681	SCS Transportation, Inc.*	2,275,215
		20,941,116
Wireless – 0.4%		
268,489	Andrew Corp.*	3,323,894
TOTAL COMMON STOCKS (Cost $720,477,362)		$848,593,615

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.4%			
Joint Repurchase Agreement Account II^			
$38,400,000	1.07%	09/02/2003	$ 38,400,000
Maturity Value: $38,404,565			
TOTAL REPURCHASE AGREEMENT (Cost $38,400,000)			$ 38,400,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $758,877,362)			886,993,615

Shares	Description	Value
Securities Lending Collateral – 7.6%		
67,230,840	Boston Global Investment Trust – Enhanced Portfolio	$ 67,230,840
TOTAL SECURITIES LENDING COLLATERAL (Cost $67,230,840)		$ 67,230,840
TOTAL INVESTMENTS (Cost $826,108,202)		$954,224,455

*   Non-income producing security.

^   Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

August 31, 2003

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Assets:				
Investment in securities, at value (identified cost $315,917,416, $452,454,145, $890,582,975 and $758,877,362, respectively)	$346,762,268	$498,139,889	$1,005,424,275	$886,993,615
Securities lending collateral, at value	—	2,387,000	11,283,600	67,230,840
Cash	8,550	89,632	74,706	69,587
Receivables:				
Fund shares sold	1,264,918	2,524,147	4,175,868	4,946,882
Investment securities sold	—	—	3,839,504	2,000,616
Dividends and interest	732,205	1,047,735	1,440,168	522,438
Reimbursement from investment adviser	26,466	27,256	—	35,497
Securities lending income	—	238	789	25,932
Total assets	348,794,407	504,215,897	1,026,238,910	961,825,407
Liabilities:				
Payables:				
Payable upon return of securities loaned	—	2,387,000	11,283,600	67,230,840
Investment securities purchased	1,332,749	2,148,826	7,112,031	6,972,465
Fund shares repurchased	1,385,221	390,704	3,829,814	1,839,890
Amounts owed to affiliates	328,806	526,944	973,360	1,099,370
Accrued expenses and other liabilities	89,014	90,948	107,664	111,963
Total liabilities	3,135,790	5,544,422	23,306,469	77,254,528
Net Assets:				
Paid-in capital	363,838,133	609,391,143	917,331,991	758,126,495
Accumulated undistributed net investment income	1,977,624	862,529	7,133,604	474,768
Accumulated net realized loss on investment and futures transactions	(51,001,992)	(157,267,941)	(36,374,454)	(2,146,637)
Net unrealized gain on investments	30,844,852	45,685,744	114,841,300	128,116,253
NET ASSETS	$345,658,617	$498,671,475	$1,002,932,441	$884,570,879
Net asset value, offering and redemption price per share:[a]				
Class A	$9.86	$19.22	$25.37	$33.77
Class B	$9.66	$18.72	$24.92	$31.99
Class C	$9.67	$18.67	$24.81	$31.96
Institutional	$9.95	$19.44	$25.49	$34.35
Service	$9.91	$19.19	$25.26	$33.48
Shares Outstanding:				
Class A	22,768,395	20,887,942	19,891,765	17,556,417
Class B	1,421,730	4,368,704	4,436,958	2,923,822
Class C	1,077,191	517,451	2,169,506	2,381,210
Institutional	9,740,776	185,962	12,979,745	3,434,466
Service	152	114,194	119,115	122,435
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	35,008,244	26,074,253	39,597,089	26,418,350

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds is $10.43 $20.34, $26.85 and $35.74, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

Statements of Operations

For the Year Ended August 31, 2003

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Investment income:				
Dividends[a]	$ 6,681,241	$ 10,559,640	$ 16,727,316	$ 9,354,547
Interest (including securities lending income of $4,018, $12,410, $34,403 and $300,295, respectively)	113,806	185,484	471,756	661,968
Total income	6,795,047	10,745,124	17,199,072	10,016,515
Expenses:				
Management fees	2,348,231	2,865,328	6,185,373	6,562,287
Distribution and Service fees[b]	712,179	1,633,739	2,351,749	2,386,332
Transfer Agent fees[b]	471,120	766,427	1,108,336	1,105,430
Custody and accounting fees	115,521	125,977	188,583	199,480
Registration fees	55,826	87,895	105,878	86,022
Printing fees	66,764	66,764	66,764	66,764
Professional fees	40,690	40,690	44,287	44,484
Trustee fees	10,826	10,826	10,826	10,826
Service Share fees	7	17,041	9,809	15,821
Other	62,256	83,011	86,665	92,715
Total expenses	3,883,420	5,697,698	10,158,270	10,570,161
Less — expense reductions	(138,551)	(161,293)	(1,018)	(42,202)
Net expenses	3,744,869	5,536,405	10,157,252	10,527,959
NET INVESTMENT INCOME (LOSS)	3,050,178	5,208,719	7,041,820	(511,444)
Realized and unrealized gain (loss) on investment transactions:				
Net realized gain (loss) from:				
Investment transactions	(29,112,607)	(16,554,559)	(35,753,267)	617,627
Foreign currency related transactions	(80)	—	(40)	—
Net change in unrealized gain (loss) on investments	49,508,572	46,552,645	102,740,890	148,805,165
Net realized and unrealized gain on investment transactions	20,395,885	29,998,086	66,987,583	149,422,792
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 23,446,063	$ 35,206,805	$ 74,029,403	$148,911,348

(a) Foreign taxes withheld on dividends were $12,376, $15,118, $19,070 and $16,378 for Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

(b) Class-specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Large Cap Value	$ 531,232	$119,329	$ 61,618	$403,736	$ 22,672	$ 11,708	$ 33,003	$ 1
Growth and Income	794,740	750,181	88,818	604,002	142,535	16,875	1,652	1,363
Mid Cap Value	945,970	957,272	448,507	718,938	181,882	85,216	121,515	785
Small Cap Value	1,077,753	766,905	541,674	819,092	145,712	102,918	36,442	1,266

Statements of Changes in Net Assets

For the Year Ended August 31, 2003

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income (loss)	$ 3,050,178	$ 5,208,719	$ 7,041,820	$ (511,444)
Net realized gain (loss) from investment transactions	(29,112,687)	(16,554,559)	(35,753,307)	617,627
Net change in unrealized gain (loss) on investments	49,508,572	46,552,645	102,740,890	148,805,165
Net increase in net assets resulting from operations	23,446,063	35,206,805	74,029,403	148,911,348
Distributions to shareholders:				
From net investment income				
Class A Shares	(2,038,291)	(4,376,903)	(1,916,345)	(345,013)
Class B Shares	(95,418)	(522,509)	(64,761)	—
Class C Shares	(36,810)	(61,474)	(84,827)	—
Institutional Shares	(823,846)	(73,065)	(2,475,985)	(364,830)
Service Shares	(14)	(45,655)	(12,988)	—
From net realized gain				
Class A Shares	—	—	(6,903,439)	(390,357)
Class B Shares	—	—	(2,018,964)	(78,816)
Class C Shares	—	—	(948,567)	(52,175)
Institutional Shares	—	—	(6,269,712)	(86,804)
Service Shares	—	—	(36,304)	(2,722)
Total distributions to shareholders	(2,994,379)	(5,079,606)	(20,731,892)	(1,320,717)
From share transactions:				
Proceeds from sales of shares	135,292,886	157,587,745	452,049,566	378,822,411
Reinvestment of dividends and distributions	2,446,831	4,891,522	17,941,154	1,084,496
Cost of shares repurchased	(139,372,646)	(79,551,873)	(312,100,880)	(232,239,401)
Net increase (decrease) in net assets resulting from share transactions	(1,632,929)	82,927,394	157,889,840	147,667,506
TOTAL INCREASE	18,818,755	113,054,593	211,187,351	295,258,137
Net assets:				
Beginning of year	326,839,862	385,616,882	791,745,090	589,312,742
End of year	$ 345,658,617	$ 498,671,475	$ 1,002,932,441	$ 884,570,879
Accumulated undistributed net investment income	$ 1,977,624	$ 862,529	$ 7,133,604	$ 474,768

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

For the Year Ended August 31, 2002

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income	$ 2,423,242	$ 3,546,078	$ 4,801,551	$ 1,219,045
Net realized gain (loss) from investment and futures transactions	(19,689,315)	(61,088,466)	18,154,350	22,499,574
Net change in unrealized gain (loss) on investments	(15,007,251)	24,243,799	(22,775,817)	(62,037,291)
Net increase (decrease) in net assets resulting from operations	(32,273,324)	(33,298,589)	180,084	(38,318,672)
Distributions to shareholders:				
From net investment income				
Class A Shares	(692,434)	(2,338,462)	(1,108,646)	(847,396)
Class B Shares	—	(318,901)	(64,771)	—
Class C Shares	—	(36,674)	(50,369)	—
Institutional Shares	(310,904)	(47,903)	(2,276,547)	(344,787)
Service Shares	(3)	(31,427)	—	(6,820)
From net realized gain				
Class A Shares	—	—	(3,852,958)	—
Class B Shares	—	—	(1,256,365)	—
Class C Shares	—	—	(476,631)	—
Institutional Shares	—	—	(6,770,739)	—
Service Shares	—	—	(215)	—
Total distributions to shareholders	(1,003,341)	(2,773,367)	(15,857,241)	(1,199,003)
From share transactions:				
Proceeds from sales of shares	303,398,156	54,927,326	537,202,214	506,467,377
Reinvestment of dividends and distributions	725,699	2,641,191	13,675,010	1,030,356
Cost of shares repurchased	(130,228,774)	(133,973,363)	(146,397,758)	(237,823,099)
Net increase (decrease) in net assets resulting from share transactions	173,895,081	(76,404,846)	404,479,466	269,674,634
TOTAL INCREASE (DECREASE)	140,618,416	(112,476,802)	388,802,309	230,156,959
Net assets:				
Beginning of year	186,221,446	498,093,684	402,942,781	359,155,783
End of year	$ 326,839,862	$ 385,616,882	$ 791,745,090	$ 589,312,742
Accumulated undistributed net investment income	$ 1,913,998	$ 748,520	$ 4,718,342	$ 1,113,214

Notes to Financial Statements

August 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs Large Cap Value Fund, Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Value Fund and Goldman Sachs Small Cap Value Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly for the Growth and Income Fund and annually for the Large Cap Value, Mid Cap Value and Small Cap Value Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends and interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians under triparty repurchase agreements.

G. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), effective at the end of April 2003, and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement, GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.75%, 0.70%, 0.75% and 1.00% of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage commissions, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06%, 0.05%, 0.10% and 0.06% (rounded) of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on the annual basis, 0.25% of the Funds' average daily net assets attributable to Class B or Class C Shares.

Notes to Financial Statements (continued)

August 31, 2003

3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended August 31, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

| | Sales Load | Contingent Deferred Sales Charge | |
| | Class A | Class B | Class C |
Fund			
Large Cap Value	$ 549,900	$ 100	$ —
Growth and Income	577,700	300	—
Mid Cap Value	562,800	1,600	400
Small Cap Value	792,300	500	100

Goldman Sachs also serves as the transfer agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

For the year ended August 31, 2003, the Funds' investment adviser has voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reduction
Large Cap Value	$ 138	$ 1	$ 139
Growth and Income	160	1	161
Mid Cap Value	—	1	1
Small Cap Value	39	3	42

At August 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Large Cap Value	$218	$ 68	$ 43	$ 329
Growth and Income	289	160	78	527
Mid Cap Value	619	239	115	973
Small Cap Value	719	259	121	1,099

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended August 31, 2003, were as follows:

Fund	Purchases	Sales and Maturities
Large Cap Value	$237,663,632	$240,466,911
Growth and Income	294,194,246	220,289,793
Mid Cap Value	798,394,353	637,164,623
Small Cap Value	503,265,367	368,468,717

For the year ended August 31, 2003, Goldman Sachs earned approximately $6,000, $4,000, $28,000 and $67,000 in brokerage commissions from portfolio transactions executed on behalf of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, each Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss.

At August 31, 2003, the Funds had no open futures contracts.

5. SECURITIES LENDING

Pursuant to an exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the year ended August 31, 2003, are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

Notes to Financial Statements (continued)

August 31, 2003

5. SECURITIES LENDING (continued)

The table below details the following items as of August 31, 2003:

Fund	Market Value of Securities on loan as of August 31, 2003	Cash Collateral Received for Loans Outstanding as of August 31, 2003	Earnings of BGA Relating to Securities Loaned for the Year Ended August 31, 2003	Earnings Received From Lending to Goldman Sachs for the Year Ended August 31, 2003	Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of August 31, 2003
Large Cap Value	$ —	$ —	$ 709	$ 286	$ —
Growth and Income	2,350,810	2,387,000	2,190	1,105	—
Mid Cap Value	11,077,676	11,283,600	6,070	2,077	—
Small Cap Value	63,733,917	67,230,840	52,988	124,503	25,070,100

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended August 31, 2003, the Funds did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At August 31, 2003, the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds had undivided interests in the following Joint Repurchase Agreement Account II which equaled $6,300,000, $18,800,000,

GOLDMAN SACHS VALUE EQUITY FUNDS

7. JOINT REPURCHASE AGREEMENT ACCOUNT (continued)

$20,600,000 and $38,400,000, respectively, in principal amount. At August 31, 2003, the following repurchase agreements held in this Joint Account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 400,000,000	1.05%	09/02/2003	$ 400,046,667
Banc of America Securities LLC	800,000,000	1.08	09/02/2003	800,096,000
Barclays Capital PLC	600,000,000	1.05	09/02/2003	600,070,000
Bear Stearns Companies, Inc.	300,000,000	1.08	09/02/2003	300,036,000
Credit Suisse First Boston Corp.	700,000,000	1.05	09/02/2003	700,081,667
Deutsche Bank Securities, Inc.	1,000,000,000	1.07	09/02/2003	1,000,118,889
Greenwich Capital Markets	500,000,000	1.07	09/02/2003	500,059,444
J.P. Morgan Chase & Co.	500,000,000	1.08	09/02/2003	500,060,000
UBS LLC	859,700,000	1.05	09/02/2003	859,800,298
Westdeutsche Landesbank AG	500,000,000	1.13	09/02/2003	500,062,500
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$6,159,700,000			$6,160,431,465

8. CERTAIN RECLASSIFICATIONS

In order to account for permanent book/tax differences, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of real estate investment trusts.

Fund	Paid-in-Capital	Accumulated Net Realized Loss	Accumulated Undistributed Net Investment Income
Large Cap Value	$ (831)	$ (6,996)	$ 7,827
Growth and Income	150	14,954	(15,104)
Mid Cap Value	(47,599)	119,251	(71,652)
Small Cap Value	(653,671)	70,830	582,841

Notes to Financial Statements (continued)

August 31, 2003

9. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended August 31, 2002 was as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Distributions paid from:				
Ordinary Income	$1,003,341	$2,773,367	$ 3,500,333	$1,199,003
Net long-term capital gains	—	—	12,356,908	—
Total taxable distributions	$1,003,341	$2,773,367	$15,857,241	$1,199,003

The tax character of distributions paid during the fiscal year ended August 31, 2003 was as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Distributions paid from:				
Ordinary Income	$2,994,379	$5,079,606	$ 4,459,350	$ 516,207
Net long-term capital gains	—	—	16,272,542	804,510
Total taxable distributions	$2,994,379	$5,079,606	$20,731,892	$1,320,717

As of August 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Undistributed (distributions in excess of) ordinary income — net	$ 1,976,542	$ 267,243	$ 7,020,825	$ —
Undistributed long-term capital gains	—	—	—	928,934
Total undistributed earnings	$ 1,976,542	$ 267,243	$ 7,020,825	$ 928,934
Capital loss carryforward	(31,091,722)	(145,891,005)	(14,435,189)	—
Timing differences (post October losses)	(15,714,831)	(10,243,719)	(14,205,120)	—
Unrealized gains (losses) — net	26,650,495	45,147,813	107,219,934	125,515,450
Total accumulated earnings (losses) — net	$(18,179,516)	$(110,719,668)	$ 85,600,450	$126,444,384
Capital loss carryforward years of expiration	2009-2011	2008-2011	2011	—

At August 31, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Tax Cost	$320,111,773	$455,379,076	$909,487,941	$828,709,005
Gross unrealized gain	31,824,850	54,433,226	114,709,049	154,088,951
Gross unrealized loss	(5,174,355)	(9,285,413)	(7,489,115)	(28,573,501)
Net unrealized security gain (loss)	$ 26,650,495	$ 45,147,813	$107,219,934	$125,515,450

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales, return of capital distributions from underlying fund investments, and differences related to the tax treatment of partnership investments.

10. OTHER MATTERS

As of August 31, 2003, Goldman, Sachs & Co. Employees Profit Sharing Master Trust was the beneficial owner of approximately 19% of the outstanding shares of the Mid Cap Value Fund.

Notes to Financial Statements (continued)

August 31, 2003

11. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended August 31, 2003 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**
Class A Shares								
Shares sold	8,973,159	$ 81,528,121	7,486,042	$134,748,930	13,809,530	$319,069,564	9,966,247	$284,100,902
Reinvestments of dividends and distributions	201,743	1,819,721	244,301	4,270,785	368,417	8,385,175	24,735	676,513
Shares repurchased	(11,565,163)	(104,319,666)	(3,005,531)	(52,983,643)	(8,477,539)	(194,285,079)	(5,852,161)	(165,599,072)
	(2,390,261)	(20,971,824)	4,724,812	86,036,072	5,700,408	133,169,660	4,138,821	119,178,343
Class B Shares								
Shares sold	465,188	4,188,139	811,526	14,113,018	1,549,236	35,074,199	685,964	18,488,288
Reinvestments of dividends and distributions	8,442	74,965	27,324	462,368	80,945	1,819,650	2,738	71,300
Shares repurchased	(344,334)	(3,022,759)	(844,778)	(14,444,587)	(951,499)	(21,439,976)	(651,455)	(16,991,084)
	129,296	1,240,345	(5,928)	130,799	678,682	15,453,873	37,247	1,568,504
Class C Shares								
Shares sold	934,871	8,586,148	468,535	8,234,670	982,760	22,241,208	1,053,573	28,756,636
Reinvestments of dividends and distributions	2,943	26,167	3,259	55,053	39,029	873,470	1,649	42,902
Shares repurchased	(345,629)	(3,108,642)	(487,563)	(8,509,063)	(516,804)	(11,555,496)	(426,942)	(11,296,003)
	592,185	5,503,673	(15,769)	(219,340)	504,985	11,559,182	628,280	17,503,535
Institutional Shares								
Shares sold	4,397,428	40,990,478	2,917	52,461	3,197,047	73,316,945	1,516,237	45,188,359
Reinvestments of dividends and distributions	57,990	525,964	3,508	61,739	298,844	6,813,640	10,532	292,156
Shares repurchased	(3,127,008)	(28,921,579)	(69,643)	(1,299,942)	(3,672,143)	(84,264,350)	(1,284,681)	(36,139,648)
	1,328,410	12,594,863	(63,218)	(1,185,742)	(176,252)	(4,133,765)	242,088	9,340,867
Service Shares								
Shares sold	—	—	25,015	438,666	102,868	2,347,650	80,506	2,288,226
Reinvestments of dividends and distributions	1	14	2,391	41,577	2,171	49,219	60	1,625
Shares repurchased	—	—	(125,623)	(2,314,638)	(24,098)	(555,979)	(78,829)	(2,213,594)
	1	14	(98,217)	(1,834,395)	80,941	1,840,890	1,737	76,257
NET INCREASE (DECREASE)	(340,369)	$ (1,632,929)	4,541,680	$ 82,927,394	6,788,764	$157,889,840	5,048,173	$147,667,506

11. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2002 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	22,084,113	$221,616,834	2,064,372	$ 39,788,477	13,116,279	$325,073,157	10,617,397	$316,046,572
Reinvestments of dividends and distributions	57,503	579,630	114,033	2,263,638	202,948	4,787,540	27,122	771,585
Shares repurchased	(9,030,608)	(89,358,812)	(4,083,200)	(78,724,298)	(3,094,608)	(76,193,827)	(5,803,909)	(166,962,852)
	13,111,008	132,837,652	(1,904,795)	(36,672,183)	10,224,619	253,666,870	4,840,610	149,855,305
Class B Shares								
Shares sold	795,356	7,866,559	373,231	6,987,509	2,577,031	63,854,049	1,808,897	52,763,201
Reinvestments of dividends and distributions	—	—	14,226	277,045	47,627	1,112,097	—	—
Shares repurchased	(377,469)	(3,644,192)	(1,148,281)	(21,439,609)	(649,374)	(15,457,858)	(711,615)	(19,168,064)
	417,887	4,222,367	(760,824)	(14,175,055)	1,975,284	49,508,288	1,097,282	33,595,137
Class C Shares								
Shares sold	294,448	2,889,136	176,964	3,324,894	1,204,552	29,922,619	1,350,934	39,044,817
Reinvestments of dividends and distributions	—	—	1,664	32,254	19,387	451,332	—	—
Shares repurchased	(169,365)	(1,620,650)	(185,353)	(3,402,160)	(230,680)	(5,511,635)	(260,558)	(7,351,382)
	125,083	1,268,486	(6,725)	(45,012)	993,259	24,862,316	1,090,376	31,693,435
Institutional Shares								
Shares sold	7,051,827	71,025,627	200,201	3,915,175	4,679,687	117,168,973	3,010,144	93,402,271
Reinvestments of dividends and distributions	14,462	146,066	1,965	39,371	310,463	7,323,826	8,742	251,951
Shares repurchased	(3,609,137)	(35,605,120)	(1,374,740)	(28,046,183)	(1,987,241)	(48,791,626)	(1,420,865)	(41,897,156)
	3,457,152	35,566,573	(1,172,574)	(24,091,637)	3,002,909	75,701,173	1,598,021	51,757,066
Service Shares								
Shares sold	—	—	46,134	911,271	46,770	1,183,416	168,360	5,210,516
Reinvestments of dividends and distributions	1	3	1,451	28,883	9	215	242	6,820
Shares repurchased	—	—	(119,402)	(2,361,113)	(19,209)	(442,812)	(83,299)	(2,443,645)
	1	3	(71,817)	(1,420,959)	27,570	740,819	85,303	2,773,691
NET INCREASE (DECREASE)	17,111,131	$173,895,081	(3,916,735)	$(76,404,846)	16,223,641	$404,479,466	8,711,592	$269,674,634

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income (loss)[(c)]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income
FOR THE YEARS ENDED AUGUST 31,					
2003 - Class A Shares	$ 9.24	$0.08	$ 0.63	$ 0.71	$(0.09)
2003 - Class B Shares	9.11	0.01	0.61	0.62	(0.07)
2003 - Class C Shares	9.11	0.01	0.62	0.63	(0.07)
2003 - Institutional Shares	9.29	0.12	0.64	0.76	(0.10)
2003 - Service Shares	9.29	0.08	0.63	0.71	(0.09)
2002 - Class A Shares	10.21	0.08	(1.01)	(0.93)	(0.04)
2002 - Class B Shares	10.10	—[(d)]	(0.99)	(0.99)	—
2002 - Class C Shares	10.10	—[(d)]	(0.99)	(0.99)	—
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)
FOR THE PERIOD ENDED AUGUST 31,					
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—[(d)]	0.33	0.33	—
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 9.86	7.77%	$224,605	1.26%	0.91%	1.30%	0.87%	78%
9.66	6.92	13,740	2.01	0.16	2.05	0.12	78
9.67	7.03	10,417	2.01	0.15	2.05	0.11	78
9.95	8.27	96,895	0.86	1.31	0.90	1.27	78
9.91	7.74	2	1.36	0.82	1.40	0.78	78
9.24	(9.12)	232,501	1.26	0.80	1.32	0.74	91
9.11	(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
9.11	(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
9.29	(8.73)	78,146	0.86	1.19	0.92	1.13	91
9.29	(9.03)	1	1.36	0.84	1.42	0.78	91
10.21	(1.21)	123,013	1.25	0.73	1.83	0.15	69
10.10	(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
10.10	(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
10.24	(0.81)	50,740	0.85	1.09	1.43	0.51	69
10.23	(1.17)	2	1.35	0.80	1.93	0.22	69
10.39	3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
10.33	3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
10.32	3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
10.40	4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
10.38	3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	$ 18.01	$ 0.25 (c)	$ 1.21	$ 1.46	$(0.25)	$ —	$ —	$(0.25)
2003 - Class B Shares	17.55	0.12 (c)	1.17	1.29	(0.12)	—	—	(0.12)
2003 - Class C Shares	17.51	0.12 (c)	1.16	1.28	(0.12)	—	—	(0.12)
2003 - Institutional Shares	18.22	0.33 (c)	1.21	1.54	(0.32)	—	—	(0.32)
2003 - Service Shares	17.98	0.23 (c)	1.21	1.44	(0.23)	—	—	(0.23)
2002 - Class A Shares	19.66	0.18 (c)	(1.69)	(1.51)	(0.14)	—	—	(0.14)
2002 - Class B Shares	19.23	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Class C Shares	19.19	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Institutional Shares	19.84	0.22 (c)	(1.66)	(1.44)	(0.18)	—	—	(0.18)
2002 - Service Shares	19.63	0.16 (c)	(1.68)	(1.52)	(0.13)	—	—	(0.13)
2001 - Class A Shares	24.78	0.01 (c)	(5.13)	(5.12)	—	—	—	—
2001 - Class B Shares	24.42	(0.15)(c)	(5.04)	(5.19)	—	—	—	—
2001 - Class C Shares	24.37	(0.15)(c)	(5.03)	(5.18)	—	—	—	—
2001 - Institutional Shares	24.91	0.11 (c)	(5.18)	(5.07)	—	—	—	—
2001 - Service Shares	24.77	(0.01)(c)	(5.13)	(5.14)	—	—	—	—
2000 - Class A Shares	24.68	0.07 (c)	1.44	1.51	(0.05)	(0.03)	(1.33)	(1.41)
2000 - Class B Shares	24.46	(0.10)(c)	1.42	1.32	(0.02)	(0.01)	(1.33)	(1.36)
2000 - Class C Shares	24.41	(0.09)(c)	1.40	1.31	(0.01)	(0.01)	(1.33)	(1.35)
2000 - Institutional Shares	24.72	0.16 (c)	1.49	1.65	(0.09)	(0.04)	(1.33)	(1.46)
2000 - Service Shares	24.68	0.05 (c)	1.44	1.49	(0.05)	(0.02)	(1.33)	(1.40)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	24.33	0.19	0.31	0.50	(0.15)	—	—	(0.15)
1999 - Class B Shares	24.13	0.08	0.31	0.39	(0.06)	—	—	(0.06)
1999 - Class C Shares	24.08	0.08	0.30	0.38	(0.05)	—	—	(0.05)
1999 - Institutional Shares	24.35	0.34	0.23	0.57	(0.20)	—	—	(0.20)
1999 - Service Shares	24.33	0.17	0.32	0.49	(0.14)	—	—	(0.14)
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)	(0.19)	(0.01)	—	(0.20)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)	(0.04)	—	—	(0.04)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)	(0.05)	—	—	(0.05)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)	(0.30)	(0.01)	—	(0.31)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)	(0.17)	(0.01)	—	(0.18)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

GOLDMAN SACHS GROWTH AND INCOME FUND

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$19.22	8.25%	$ 401,439	1.20%	1.42%	1.24%	1.38%	55%
18.72	7.43	81,765	1.95	0.68	1.99	0.64	55
18.67	7.39	9,661	1.95	0.68	1.99	0.64	55
19.44	8.63	3,615	0.80	1.83	0.84	1.79	55
19.19	8.14	2,191	1.30	1.33	1.34	1.29	55
18.01	(7.74)	291,151	1.20	0.95	1.22	0.93	89
17.55	(8.42)	76,772	1.95	0.19	1.97	0.17	89
17.51	(8.42)	9,336	1.95	0.21	1.97	0.19	89
18.22	(7.36)	4,539	0.80	1.12	0.82	1.10	89
17.98	(7.80)	3,819	1.30	0.83	1.32	0.81	89
19.66	(20.66)	355,205	1.19	0.07	1.21	0.05	40
19.23	(21.25)	98,747	1.94	(0.68)	1.96	(0.70)	40
19.19	(21.22)	10,360	1.94	(0.68)	1.96	(0.70)	40
19.84	(20.32)	28,201	0.79	0.49	0.81	0.47	40
19.63	(20.75)	5,581	1.29	(0.03)	1.31	(0.05)	40
24.78	6.48	576,354	1.18	0.31	1.18	0.31	87
24.42	5.70	155,527	1.93	(0.41)	1.93	(0.41)	87
24.37	5.67	15,746	1.93	(0.40)	1.93	(0.40)	87
24.91	7.05	28,543	0.78	0.69	0.78	0.69	87
24.77	6.40	7,926	1.28	0.20	1.28	0.20	87
24.68	2.05	855,174	1.19[b]	1.26 [b]	1.20 [b]	1.25 [b]	55
24.46	1.60	271,912	1.94[b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.41	1.58	31,328	1.94[b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.72	2.32	32,181	0.79[b]	1.72 [b]	0.80 [b]	1.71 [b]	55
24.68	2.01	10,008	1.29[b]	1.16 [b]	1.30 [b]	1.15 [b]	55
24.33	(5.40)	1,122,157	1.22	0.78	1.32	0.68	126
24.13	(6.07)	349,662	1.92	0.09	1.92	0.09	126
24.08	(6.12)	48,146	1.92	0.10	1.92	0.10	126
24.35	(5.00)	173,696	0.80	1.25	0.80	1.25	126
24.33	(5.44)	11,943	1.30	0.72	1.30	0.72	126

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders		
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	$24.17	$ 0.19 (c)	$1.65	$1.84	$(0.14)	$(0.50)	$(0.64)
2003 - Class B Shares	23.80	0.02 (c)	1.62	1.64	(0.02)	(0.50)	(0.52)
2003 - Class C Shares	23.73	0.02 (c)	1.60	1.62	(0.04)	(0.50)	(0.54)
2003 - Institutional Shares	24.24	0.29 (c)	1.66	1.95	(0.20)	(0.50)	(0.70)
2003 - Service Shares	24.12	0.17 (c)	1.65	1.82	(0.18)	(0.50)	(0.68)
2002 - Class A Shares	24.34	0.18 (c)	0.45	0.63	(0.18)	(0.62)	(0.80)
2002 - Class B Shares	24.01	(0.01)(c)	0.45	0.44	(0.03)	(0.62)	(0.65)
2002 - Class C Shares	23.98	(0.01)(c)	0.45	0.44	(0.07)	(0.62)	(0.69)
2002 - Institutional Shares	24.35	0.27 (c)	0.45	0.72	(0.21)	(0.62)	(0.83)
2002 - Service Shares	24.14	0.16 (c)	0.44	0.60	—	(0.62)	(0.62)
2001 - Class A Shares	19.88	0.24 (c)	4.37	4.61	(0.15)	—	(0.15)
2001 - Class B Shares	19.69	0.06 (c)	4.33	4.39	(0.07)	—	(0.07)
2001 - Class C Shares	19.67	0.06 (c)	4.33	4.39	(0.08)	—	(0.08)
2001 - Institutional Shares	19.86	0.33 (c)	4.36	4.69	(0.20)	—	(0.20)
2001 - Service Shares	19.73	0.21 (c)	4.34	4.55	(0.14)	—	(0.14)
2000 - Class A Shares	18.42	0.20 (c)	1.38	1.58	(0.12)	—	(0.12)
2000 - Class B Shares	18.23	0.06 (c)	1.40	1.46	—	—	—
2000 - Class C Shares	18.24	0.06 (c)	1.37	1.43	—	—	—
2000 - Institutional Shares	18.45	0.27 (c)	1.36	1.63	(0.22)	—	(0.22)
2000 - Service Shares	18.31	0.18 (c)	1.35	1.53	(0.11)	—	(0.11)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.38	0.06	1.71	1.77	—	(1.73)	(1.73)
1999 - Class B Shares	18.29	(0.04)	1.71	1.67	—	(1.73)	(1.73)
1999 - Class C Shares	18.30	(0.04)	1.71	1.67	—	(1.73)	(1.73)
1999 - Institutional Shares	18.37	0.09	1.72	1.81	—	(1.73)	(1.73)
1999 - Service Shares	18.29	0.05	1.70	1.75	—	(1.73)	(1.73)
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)	(0.07)	(0.88)	(0.95)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)	—	(0.88)	(0.88)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)	(0.02)	(0.88)	(0.90)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)	(0.21)	(0.88)	(1.09)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)	(0.17)	(0.88)	(1.05)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

 The accompanying notes are an integral part of these financial statements.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$25.37	7.88%	$504,693	1.25%	0.83%	1.25%	0.83%	80%
24.92	7.09	110,569	2.00	0.09	2.00	0.09	80
24.81	7.07	53,835	2.00	0.09	2.00	0.09	80
25.49	8.34	330,827	0.85	1.24	0.85	1.24	80
25.26	7.83	3,008	1.35	0.72	1.35	0.72	80
24.17	2.67	342,976	1.27	0.72	1.27	0.72	92
23.80	1.90	89,434	2.02	(0.04)	2.02	(0.04)	92
23.73	1.87	39,498	2.02	(0.03)	2.02	(0.03)	92
24.24	3.05	318,916	0.87	1.11	0.87	1.11	92
24.12	2.55	921	1.37	0.63	1.37	0.63	92
24.34	23.29	96,568	1.29	1.05	1.32	1.02	101
24.01	22.33	42,813	2.04	0.28	2.07	0.25	101
23.98	22.37	16,094	2.04	0.28	2.07	0.25	101
24.35	23.75	247,212	0.89	1.43	0.92	1.40	101
24.14	23.17	256	1.39	0.94	1.42	0.91	101
19.88	8.70	39,142	1.29	1.11	1.34	1.06	83
19.69	8.01	22,284	2.04	0.35	2.09	0.30	83
19.67	7.84	5,720	2.04	0.32	2.09	0.27	83
19.86	9.08	158,188	0.89	1.51	0.94	1.46	83
19.73	8.48	206	1.39	1.03	1.44	0.98	83
18.42	9.04	49,081	1.29 [b]	0.43 [b]	1.37[b]	0.35 [b]	69
18.23	8.53	31,824	2.04 [b]	(0.33)[b]	2.12[b]	(0.41)[b]	69
18.24	8.52	9,807	2.04 [b]	(0.34)[b]	2.12[b]	(0.42)[b]	69
18.45	9.26	190,549	0.89 [b]	0.79 [b]	0.97[b]	0.71 [b]	69
18.31	8.97	190	1.39 [b]	0.38 [b]	1.47[b]	0.30 [b]	69
18.38	(10.48)	70,578	1.33	0.38	1.41	0.30	92
18.29	(11.07)	37,821	1.93	(0.22)	2.01	(0.30)	92
18.30	(11.03)	10,800	1.93	(0.22)	2.01	(0.30)	92
18.37	(10.07)	196,512	0.87	0.83	0.95	0.75	92
18.29	(10.48)	289	1.37	0.32	1.45	0.24	92

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	$27.79	$ — (c)(d)	$ 6.03	$ 6.03	$(0.02)	$(0.03)	$(0.05)
2003 - Class B Shares	26.50	(0.19)(c)	5.71	5.52	—	(0.03)	(0.03)
2003 - Class C Shares	26.48	(0.20)(c)	5.71	5.51	—	(0.03)	(0.03)
2003 - Institutional Shares	28.25	0.12 (c)	6.13	6.25	(0.12)	(0.03)	(0.15)
2003 - Service Shares	27.56	(0.02)(c)	5.97	5.95	—	(0.03)	(0.03)
2002 - Class A Shares	28.55	0.09 (c)	(0.76)	(0.67)	(0.09)	—	(0.09)
2002 - Class B Shares	27.35	(0.12)(c)	(0.73)	(0.85)	—	—	—
2002 - Class C Shares	27.38	(0.13)(c)	(0.77)	(0.90)	—	—	—
2002 - Institutional Shares	28.98	0.21 (c)	(0.76)	(0.55)	(0.18)	—	(0.18)
2002 - Service Shares	28.43	0.05 (c)	(0.74)	(0.69)	(0.18)	—	(0.18)
2001 - Class A Shares	23.21	0.15 (c)	5.19	5.34	—	—	—
2001 - Class B Shares	22.40	(0.04)(c)	4.99	4.95	—	—	—
2001 - Class C Shares	22.42	(0.04)(c)	5.00	4.96	—	—	—
2001 - Institutional Shares	23.47	0.25 (c)	5.26	5.51	—	—	—
2001 - Service Shares	23.13	0.13 (c)	5.17	5.30	—	—	—
2000 - Class A Shares	19.80	0.01 (c)	3.40	3.41	—	—	—
2000 - Class B Shares	19.27	(0.13)(c)	3.26	3.13	—	—	—
2000 - Class C Shares	19.28	(0.12)(c)	3.26	3.14	—	—	—
2000 - Institutional Shares	19.95	0.10 (c)	3.42	3.52	—	—	—
2000 - Service Shares	19.76	0.01 (c)	3.36	3.37	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.51	(0.05)	1.34	1.29	—	—	—
1999 - Class B Shares	18.10	(0.12)	1.29	1.17	—	—	—
1999 - Class C Shares	18.12	(0.11)	1.27	1.16	—	—	—
1999 - Institutional Shares	18.62	—	1.33	1.33	—	—	—
1999 - Service Shares	18.50	(0.13)	1.39	1.26	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)	—	(1.00)	(1.00)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)	—	(1.00)	(1.00)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)	—	(1.00)	(1.00)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)	—	(1.00)	(1.00)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)	—	(1.00)	(1.00)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Amount is less than $0.005 per share.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$33.77	21.75%	$592,863	1.51%	0.01%	1.52%	0.00%	58%
31.99	20.84	93,528	2.26	(0.71)	2.27	(0.72)	58
31.96	20.82	76,112	2.26	(0.74)	2.27	(0.75)	58
34.35	22.22	117,968	1.11	0.43	1.12	0.42	58
33.48	21.60	4,100	1.61	(0.09)	1.62	(0.10)	58
27.79	(2.34)	372,900	1.51	0.32	1.53	0.30	75
26.50	(3.11)	76,494	2.26	(0.43)	2.28	(0.45)	75
26.48	(3.29)	46,416	2.26	(0.46)	2.28	(0.48)	75
28.25	(1.91)	90,177	1.11	0.71	1.13	0.69	75
27.56	(2.43)	3,326	1.61	0.17	1.63	0.15	75
28.55	23.01	244,860	1.50	0.59	1.60	0.49	93
27.35	22.10	48,939	2.25	(0.16)	2.35	(0.26)	93
27.38	22.07	18,140	2.25	(0.16)	2.35	(0.26)	93
28.98	23.48	46,211	1.10	0.97	1.20	0.87	93
28.43	22.91	1,006	1.60	0.47	1.70	0.37	93
23.21	17.22	157,791	1.50	0.07	1.57	—	75
22.40	16.24	29,199	2.25	(0.68)	2.32	(0.75)	75
22.42	16.34	8,428	2.25	(0.65)	2.32	(0.72)	75
23.47	17.64	26,445	1.10	0.49	1.17	0.42	75
23.13	17.05	83	1.60	0.03	1.67	(0.04)	75
19.80	6.97	210,500	1.50[b]	(0.35)[b]	1.61[b]	(0.46)[b]	47
19.27	6.46	37,386	2.25[b]	(1.10)[b]	2.36[b]	(1.21)[b]	47
19.28	6.40	8,079	2.25[b]	(1.10)[b]	2.36[b]	(1.21)[b]	47
19.95	7.14	27,023	1.10[b]	0.05[b]	1.21[b]	(0.06)[b]	47
19.76	6.81	57	1.60[b]	(0.41)[b]	1.71[b]	(0.52)[b]	47
18.51	(17.37)	261,661	1.50	(0.24)	1.74	(0.48)	98
18.10	(18.00)	42,879	2.25	(0.99)	2.29	(1.03)	98
18.12	(17.91)	8,212	2.25	(0.99)	2.29	(1.03)	98
18.62	(17.04)	15,351	1.13	0.13	1.17	0.09	98
18.50	(17.41)	261	1.62	(0.47)	1.66	(0.51)	98

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Goldman Sachs Trust — Value Equity Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Goldman Sachs Large Cap Value Fund, Growth and Income Fund, Mid Cap Value Fund and Small Cap Value Fund (collectively ''the Value Equity Funds''), portfolios of Goldman Sachs Trust at August 31, 2003, the results of each of their operations and the changes in each of their net assets for each of the periods indicated and the financial highlights for each of the four most recent periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Value Equity Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the Value Equity Funds for the periods ended prior to August 31, 2000 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on the financial statements in their report dated October 8, 1999.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 22, 2003

Trustee and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President — Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors-III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James A. McNamara Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director — GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001 Since 2002	Managing Director, GSAM (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). President — Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).	62	None

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). President — Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies). Vice President, Goldman Sachs (July 1995-Present). Treasurer — Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999- Present); and Vice President of GSAM (April 1997-December 1999). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 40	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary — Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Trust — Value Equity Funds — Tax Information (unaudited)

For the year ended August 31, 2003, 100% of the dividends paid from net investment company taxable income by the Large Cap Value, Growth and Income, Mid Cap Value, and Small Cap Value Funds qualify for the dividends received deduction available to corporations.

Pursuant to Section 852 of the Internal Revenue Code, the Mid Cap Value and Small Cap Value Funds designate $16,272,542 and $804,510, respectively, as capital gain dividends paid during the year ended August 31, 2003 taxed at a maximum rate of 20%.

The Growth and Income Fund designates 100% of the dividends it paid during 2003 from net investment company taxable income as qualifying for the reduced tax rate under the Jobs and Growth Tax Relief and Reconciliation Act of 2003.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE[SM] International Equity Fund**

Domestic Equity Funds
- **Small Cap Value Fund**
- **CORE[SM] Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund**
- **Growth Opportunities Fund**
- **Research Select Fund[SM]**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE[SM] Large Cap Growth Fund**
- **CORE[SM] Large Cap Value Fund**
- **CORE[SM] U.S. Equity Fund**

Specialty Funds
- **Internet Tollkeeper Fund[SM]**
- **CORE[SM] Tax-Managed Equity Fund**
- **Real Estate Securities Fund**

Asset Allocation Funds
- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds
- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.*

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

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The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of August 31, 2003 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund is subject to the risk of rising and falling stock prices. In recent years, the U.S. stock market has experienced substantial price volatility.

The Large Cap Value, Mid Cap Value and Small Cap Value Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to their investment in IPOs, which may have a magnified impact due to the Funds' small asset bases. As the Funds' assets grow, it is probable that the effect of the Funds' investment in IPOs on their total returns may not be as significant.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Goldman Sachs Small Cap Value Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Goldman, Sachs & Co. is the distributor of the Fund.

Date of first use: October 30, 2003 / 03-1557   VALUEAR / 120K / 10-03

ITEM 2.   CODE OF ETHICS.

(a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

(b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

(c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended August 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

(a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

(b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

(a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

(a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

(b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
                        _____

                        Kaysie P. Uniacke
                        Chief Executive Officer
                        Goldman Sachs Trust

Date: November 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
                        _____

                        Kaysie P. Uniacke
                        Chief Executive Officer
                        Goldman Sachs Trust

Date: November 5, 2003

By: /s/ John M. Perlowski
                        _____

                        John M. Perlowski
                        Chief Financial Officer
                        Goldman Sachs Trust

Date: November 5, 2003